ChipBrain LLC
Statements of Changes in Members' Equity
From June 29, 2020 to July 31, 2020
(Unaudited)

	Membership Interest Units		Accumulated Earnings	Total Members' Equity
	Unit	Amount		
Balance, June 29, 2020	3,799,570	$ -	$ -	$ -
Net income			-	-
Balance, July 31, 2020	3,799,570	$ -	$ -	$ -